SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       Pinnacle West Capital Corporation
                       ---------------------------------
             (Exact name of registrant as specified in its charter)



               Arizona                                    86-0512431
----------------------------------------       ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification No.)



400 East Van Buren Street, P. O. Box 52132, Phoenix, Arizona     85072-2132
------------------------------------------------------------     ----------
         (Address of principal executive offices)                (Zip Code)

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]


       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                       Name of each exchange on
       to be so registered                      each class to be registered
       -------------------                      ---------------------------

  Preferred Share Purchase Rights                  New York Stock Exchange
                                                   Pacific Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None.
                                ----------------
                                (Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The response to Item 1 is hereby amended to read in its entirety as follows:

         Effective March 26, 1999, Pinnacle West Capital Corporation (the "Company") amended and restated the Company's stockholder rights plan (the "Rights Plan") originally adopted in 1989, which was due to expire on March 31, 1999. When it implemented the Rights Plan in 1989, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value (the "Common Stock"), of the Company. The Rights were distributed on April 17, 1989 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board because of the Board of Directors ability to redeem the Rights, as discussed below.

         The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement (the "Amended and Restated Agreement") between the Company and BankBoston N.A., as Rights Agent. The summary set forth below does not purport to be complete and is qualified in its entirety by the Amended and Restated Agreement filed herewith and incorporated herein by reference.

NEW AMENDMENTS

         The primary effects of the amendments to the Rights Plan are:

         * To increase the purchase price upon exercise of a Right (the "Purchase Price") from $60 per share to $130 per share;

         * To extend the term of the Rights and the Rights Plan from March 31, 1999 until March 26, 2009;

         * To eliminate the "redemption window," which permitted the Board to redeem the Rights for a short period after a person became an Acquiring Person (as defined below) under certain circumstances; and

         * To decrease the stock ownership trigger of the Rights from 20%/30% to 15% (excluding persons who inadvertently cross the 15% threshold).

RIGHTS ATTACHED TO COMMON STOCK INITIALLY

         Common Stock certificates currently evidence the Rights. A notation on the certificates incorporates the Rights Plan and advises the certificate holder of the existence of the Rights. Until triggered, the Rights are transferred only with the Common Stock certificates. Common Stock certificates issued after March 26, 1999 will contain a legend referencing the existence of a stockholder rights plan. The surrender for transfer of outstanding Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock.

DISTRIBUTION OF RIGHTS

         The Company will mail separate certificates evidencing the Rights to holders of record of the Common Stock on the "Distribution Date." The Distribution Date will be the date the Rights separate from the Common Stock, and will be the earlier to occur of the following two events:

         * 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock; or

         * 10 business days following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on March 26, 2009, unless earlier redeemed or extended by the Board.

RIGHT TO PURCHASE COMPANY STOCK

         In the event a person becomes the owner of 15% or more of the outstanding shares of Common Stock and thus becomes an Acquiring Person (a "Flip-In Event"), the Rights not held by the Acquiring Person "flip-in" and, instead of continuing as rights to buy Series A Preferred Stock, become rights to buy from the Company shares of Common Stock having a value equal to two times the Purchase Price of the Right. In other words, a Rights holder (other than the Acquiring Person) may purchase Common Stock at a 50% discount.

         In the event there is insufficient Common Stock to permit exercise in full of the Rights, the Company must issue shares of Series A Preferred Stock, cash, property or other securities of the Company with an aggregate value equal to twice the Purchase Price.

         Upon the occurrence of the any such Flip-In Event, any Rights owned by an Acquiring Person, its affiliates and associates and certain transferees thereof, shall become null and void.

RIGHT TO PURCHASE ACQUIRING PERSON STOCK

         In the event that a person becomes an Acquiring Person, the Company is then merged, and the Common Stock is exchanged or converted in the merger, then each Right (other than those formerly held by the Acquiring Person, which became void) would "flip-over" and be exercisable for a number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50% discount.

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
EXCHANGE OF RIGHTS FOR COMMON STOCK

         After a Flip-In Event but before a "flip-over" event (as described above) occurs and before an Acquiring Person becomes the owner of 50% or more of the Common Stock, the Board may cause the Rights (either in whole or in part) to be exchanged for shares of Common Stock (or fractional interests in Series A Preferred Stock, or equivalent securities, of equal value) at a one-to-one exchange ratio. Rights held by the Acquiring Person, however, which became void upon the Flip-In Event, would not be entitled to participate in such exchange.

REDEMPTION

         The Rights may be redeemed by the Board at a redemption price of $.01 per Right at any time prior to the earlier of:

         *  the time that a person or a group becomes an Acquiring Person, or

         * March 26, 2009, the expiration date of the Amended and Restated Agreement.

Immediately upon redemption and without further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders will be to receive the redemption price.

EXPIRATION OF RIGHTS

         The Rights will expire on March 26, 2009, unless the expiration date is extended by amendment or unless the Rights are earlier redeemed or exchanged by the Company as described above.

AMENDMENTS OR SUPPLEMENTS

         For so long as the Rights are redeemable, the terms of the Rights may be amended or supplemented by the Board of Directors at any time and from time to time without the consent of the holders of the Rights. At any time when the Rights are not redeemable, the Board of Directors may amend or supplement the terms of the Rights, provided that such amendment does not adversely affect the interests of the holders of the Rights. In no event may any amendment or supplement be made which changes the redemption price.

NO RIGHTS AS STOCKHOLDERS

         Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

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
MISCELLANEOUS

         In order to prevent dilution, the Purchase Price, the number of shares of Series A Preferred Stock or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in the Amended and Restated Agreement.

         The Company is not required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights (except as may be provided for in the Amended and Restated Agreement). In lieu of such fractional Rights, the Company will pay to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount of cash equal to the same fraction of the current market value of a whole Right.

ITEM 2. EXHIBITS.

The response to Item 2 is hereby amended to read in its entirety as follows:

       4.1 Amended and Restated Rights Agreement, dated as of March 26, 1999, between Pinnacle West Capital Corporation and BankBoston N.A., as Rights Agent, including (i) as Exhibit A thereto the form of Amended Certificate of Designation of Series A Participating Preferred Stock of Pinnacle West Capital Corporation, (ii) as Exhibit B thereto the form of Rights Certificate and (iii) as Exhibit C thereto the Summary of Right to Purchase Preferred Shares.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        PINNACLE WEST CAPITAL CORPORATION



Dated: April 16, 1999                By: George A. Schreiber, Jr.
                                        ------------------------
                                        George A. Schreiber, Jr.
                                        President and Chief Financial Officer


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